FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from November 1, 2023 to November 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 14, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from November 1, 2023 to November 30, 2023 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on December 14, 2023]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of November 30, 2023

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2023) (Period of repurchase: from May 16, 2023 to March 29, 2024 (excluding the ten business days following the announcement of each quarterly financial results))		35,000,000	20,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	—	—

Aggregate shares repurchased as of the end of this reporting month		34,368,500	19,999,965,060

Progress of share repurchase (%)		98.2	100.0

2.	Status of disposition

as of November 30, 2023

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—

Subtotal	—	—	—

Other (exercise of stock acquisition rights)	(Date) November 7 November 8 November 10 November 14 November 16 November 17 November 21 November 27 November 28	14,500 47,900 85,000 15,000 49,300 5,100 4,300 5,600 2,500	8,598,500 13,071,900 50,345,000 15,000 2,909,300 5,100 1,720,300 5,600 1,432,500

Subtotal	—	229,200	78,103,200

Other (delivery of shares under Restricted Stock Units plan)	(Date) —	—	—

Subtotal	—	—	—

Total	—	229,200	78,103,200

3.	Status of shares held in treasury

as of November 30, 2023

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,163,562,601
Number of shares held in treasury	148,795,836

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before November 30, 2023.